Form C

Cover Page

Name of issuer:

CLASSIFIED FILMS LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: NY

Date of organization: 11/1/2018

Physical address of issuer:

2325 Lake Talmadge Dr
DeLand FL 32724

Website of issuer:

http://followherfilm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Funding Agreement

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

If yes, disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$120,000.00

Deadline to reach the target offering amount:

12/5/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$150,643.00	$10,029.00
Cash & Cash Equivalents:	$2,333.00	$4,511.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$5,619.00	$0.00
Long-term Debt:	$168,970.00	$12,010.00
Revenues/Sales:	$462.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($22,785.00)	($1,980.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

CLASSIFIED FILMS LLC

COMPANY ELIGIBILITY

2. [x] Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

[ ] Yes [x] No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dani Barker	Actor/Writer/Producer	SAG/AFTRA	2019
Sylvia P Caminer	Director/Producer	DolGer Films	2019
Christopher Gaunt	Producer/Writer/Actor	ALL Things Entertainment	2020
Liliana Kligman	Producer	Cafe Oscuro Films	2019
Leslie Whirly Robinson	Executive Producer	Swirly Whirly Media	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dani Barker	CEO	2019
Sylvia P Caminer	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sylvia P Caminer	Membership interests	50.0
Dani Barker	Membership interests	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depend on external forces, outside of the control of the company.

Coronavirus - this is a limited challenge as the film has completed principle photography and picture editing is complete. However if there are problems regarding the coronavirus with the finishing team it could delay the final film. Our post house & VFX team are taking precautions with the guidelines set out by CA & NY.

Critical and Audience Reception - Our film, like most others, will heavily rely on how it's received by others. If our film receives mixed to bad responses it will inherently make it more difficult to make a profit. Our entire team is confident in our project but even crews with the best of intentions can sometimes miss the target. Having said that horror is one of the few genres that can survive mixed reviews as it has a built in fan base with drastically different taste than critics and general audiences.

Competition - Film is a naturally competitive industry and nobody quite ever knows which way the wind will blow. If thriller/horror films with a social bent were to suddenly go the way of the western we would be hard pressed to make a profit. Theres also almost an unlimited supply of content nowadays and our film will need to be good enough to cut through the plethora of films on the market.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immoral, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project

Working capital requirements and the potential need for additional financing –there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

Limited operating history – the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Indemnification – under certain circumstances set forth specifically in article iv of the operating agreement, the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete the assets of the company.

Liability of members – members might, under applicable law, be liable to the company in an amount equal to any distribution made from the company to members, if, after distribution is made, the remaining assets of the company are not sufficient to pay its then outstanding liabilities, exclusive of liabilities to the members arising on account of their respective interests in the company.

Loss on dissolution or termination – in the event of a dissolution or termination of the company, the proceeds realized in the liquidation of assets, if any, will be distributed to the members only after the satisfaction of claims of creditors. Accordingly, the ability of a member to recover all or any portion of his or her or its investment under such circumstances will depend on the amount of funds so realized and the amount of claims to be satisfied therefrom.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment in the company which should be carefully considered by each prospective investor to determine whether an investment in the company is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment in the company.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production and Principal photography are already completed but Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Foreign distribution – foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system is that such investing members, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure offerees that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVDs, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels. Company's business, operations or financial condition could be materially adversely affected.

Picture's liabilities – the company will actively participate in the production and distribution of the picture. Because insurance covering such liability may not be available at a reasonable cost, or may simply not be obtained, the assets of the company may be exposed to operating risks that may arise from the creation, exploitation and disposition of the picture.

Subject to the terms and conditions of this agreement, the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds.Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers; such a sale would be in the best interest of the company. In addition, subject to the terms and conditions of the llc agreement, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers place a greater emphasis on the skills and judgment of the managers, and the managers' advisors and therefore makes it imperative that prospective non-managing members carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder.

Distributions and liquidity - distribution of the company's proceeds to the members will provide a primary source of distributable cash or securities to the members. The managers will have absolute discretion in the timing of such distributions, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the members' investment in the company.

An investor who purchases interests in the company should be aware that the investment in the company is highly speculative and that such investor risks losing his, her or its entire investment.

Illiquidity of investment – there is no public market for the interests and one is not expected to develop. Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Inherent uncertainty of projections – the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

Managers' conflicts of interest – the managers are not required to render exclusive services in connection with the picture or the company. The managers, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the managers, the production team and the talent may organize companies that are similar to the company in the future. The managers may be principals in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the managers', the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the managers may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Sylvia P Caminer and Dani Barker are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 50% towards Sound Design; 15% towards Color Correction; 25% towards VFX & GFX including main title design; 2.5% towards Original Score, 7.5% towards Wefunder intermediary fee

---

If we raise: **$120,000**

Use of Proceeds: 20% towards Sound Design, 33% towards VFX & GFX including main title design, 6% towards Original Score, 5% towards Final Editing, 20% towards Contingency, 2% towards Travel, 6.5% towards General Expenses, 7.5% towards Wefunder intermediary fee

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Funding Agreement

See exact security attached as Appendix B, Investor Contracts.

SHARE OF REVENUE. Subject to the terms and conditions hereof, the Funder shall recoup their Investment and Revenue received by the Production Company, in relationship to the Picture shall be allocated, in the following manner and order of priority:

First, if necessary, Production Company shall have the right to repay any higher priority investors, including any premium owed, such as debt investors (creditors) or 'last in, first out' investors, provided that such amounts are used by Production Company towards the production, marketing, or distribution of the Picture.

Second, if any New York State tax credit is received by the Company that credit will not be considered Revenue or income.

Third, Funder shall receive its proportionate share of one hundred percent (100%) of the remaining amount of income from exploitation of the Picture on a pro rata pari passu basis with other Funders, if any, until Funder and all other Funders have recouped one hundred and twenty percent (120%) of their investment.

Fourth, Funder shall receive its proportionate share of fifty percent (50%) of the "Net Profits" of the Picture on a pro rata pari passu basis with other funders, if any. The definition of "Net Profits" applicable to Funder will be the same as that accorded to Company by all Funders of the Picture and, in no event will the definition, calculation and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Funder be less favorable than that accorded to any other participant therein.

Investors in this Offering will not be receiving voting rights.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are no shares issued in this offering. This is a Funding Agreement. For more information please review the Offering Details Document.

As a holder of a Funding Agreement you will have no voting rights, and limited ability, if at all, to influence out policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.
Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Funding Agreement holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dani Barker
Issue date	02/01/18
Amount	$12,010.00
Outstanding principal plus interest	$14,412.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Private Investors
Issue date	02/01/19
Amount	$35,000.00
Outstanding principal plus interest	$42,000.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Dani Barker
Issue date	02/01/19
Amount	$104,490.00
Outstanding principal plus interest	$125,388.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Cory Barker
Issue date	02/01/19
Amount	$11,980.00
Outstanding principal plus interest	$14,376.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Sylvia Caminer
Issue date	02/02/19
Amount	$17,500.00
Outstanding principal plus interest	$21,000.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Outside investors
Issue date	02/01/20
Amount	$142,262.00
Outstanding principal plus interest	$170,714.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Dani Barker
Issue date	02/01/20
Amount	$49,000.00
Outstanding principal plus interest	$58,800.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Cory Barker
Issue date	02/01/20
Amount	$7,762.00
Outstanding principal plus interest	$9,314.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dani Barker
Amount Invested	$12,010.00
Transaction type	Loan
Issue date	02/01/18
Outstanding principal plus interest	$14,412.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Dani Barker
Amount Invested	$104,490.00
Transaction type	Loan
Issue date	02/01/19
Outstanding principal plus interest	$125,388.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Cory Barker
Amount Invested	$11,980.00
Transaction type	Loan
Issue date	02/01/19
Outstanding principal plus interest	$14,376.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Brother of an officer

Name	Sylvia Caminer
Amount Invested	$17,500.00
Transaction type	Loan
Issue date	02/02/19
Outstanding principal plus interest	$21,000.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Dani Barker
Amount Invested	$49,000.00
Transaction type	Loan
Issue date	02/01/20
Outstanding principal plus interest	$58,800.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Cory Barker
Amount Invested	$7,762.00
Transaction type	Loan
Issue date	02/01/20
Outstanding principal plus interest	$9,314.00 as of 10/13/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Brother of Officer

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Classified Films LLC is the production company behind Follow Her.
In five years, we hope to have produced and released a sequel to Follow Her. After the release of Follow Her, the plan is to produce many more of these types of films. These are forward looking projections and are not guaranteed.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

CLASSIFIED FILMS LLC was incorporated in the State of New York in November 2018.

Since then, we have:

- The film has already been shot and edited, only awaiting color, fx, & music!
- Our team is filled with Emmy winners, Oscar Nominees, and social media stars.
- Horror/Thriller films are the most PROFITABLE genre. (15% more than Comedies, 20% more than Dramas)
- Since COVID-19 halted productions, streaming services and distributors are hungry for new content.
- The cast's vast social media following (over 850k Instagram followers) will help drive sales.
- Tackles relevant issues related to social media, tapping into a large market.
- Director Sylvia is an Emmy award winner and seasoned festival director with previous film sales.

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $462 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets*. As of December 31, 2019, the Company had total assets of $150,643, including $2,333 in cash. As of December 31, 2018, the Company had $10,029 in total assets, including $4,511 in cash.
- *Net Loss*. The Company has had net losses of $22,785 and net losses of $1,980 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $174,589 for the fiscal year ended December 31, 2019 and $12,010 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $380,004 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CLASSIFIED FILMS LLC cash in hand is $12,822.53, as of October 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,264/month, for an average burn rate of $9,264 per month. Our intent is to be profitable in 8 months.

Since December 31, 2019, we raised an additional $199,024 from a combination of private investors and Friends & Family. In January & February 2020 we finished filming with 7 days of principle photography and 4 days of 2nd unit. During Jan. & Feb. we incurred an increase in expenses to cover filming. We resumed picture editing in April and had minimal expenses through August. As of late September we have moved into a fuller post production calendar getting our post house, Anarchy Post, started with all sound and color work as well as our VFX/GFX company, Wild Union Post started.

No revenue is expected in the next 3-6 months. Expenses to bring the film to completion and continue submitting to film festivals will total approximately $105,000. If we only raise our funding minimum of $50K, we will raise the rest off Wefunder through other investors.

It is extremely difficult to predict revenues after the film has gone to market, as films run the full gamut. Feature / thriller / horrors have ranged from $0 to $100M+ in revenue.

The Company intends to raise additional capital alongside this offering from investors under the same terms offered here. Although there is no guarantee that the Company will receive any investments from investors. Throughout the Wefunder campaign, we intend to finance operations through these outside investors as well as self-financing.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://followherfilm.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Follow Her Funding Agreement Final
- Follow Her Funding Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christopher Gaunt
- Dani Barker
- Leslie Whirly Robinson
- Liliana Kligman
- Sylvia P Caminer

Appendix E: Supporting Documents

- Classified_Films_LLC_Operating_Agreement_2019.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Follow Her Funding Agreement Final
- Follow Her Funding Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christopher Gaunt
- Dani Barker
- Leslie Whirly Robinson
- Liliana Kligman
- Sylvia P Caminer

Appendix E: Supporting Documents

- Classified_Films_LLC_Operating_Agreement_2019.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CLASSIFIED FILMS LLC

By

Dani Barker

Writer/Producer/Actor in Follow Her

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Christopher Gaunt

Actor in Follow Her and Producer

10/16/2020

Sylvia Caminer

Director/Producer
10/16/2020

Dani Barker

Writer/Producer/Actor in Follow Her
10/16/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.